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                                                                      EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the "if converted" method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants, and convertible debt. The effect of approximately 9,692,637 shares related to the assumed conversion of the $ 172.5 million 3% convertible senior notes has been included in the computation of diluted earnings per share for the year ended December 31, 2003. Common shares issuable upon exercise of certain options and warrants are not used in the calculation for the years ended December 31, 2001 to 2005, as the effect would be anti-dilutive.

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
                                                                             YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------------
                                                                2005        2004          2003        2002       2001
                                                             ---------    ---------    ---------   ---------   ---------
                                                             (In thousands of U.S. dollars except per share information)
Net (loss) income before extraordinary gain..............    $(325,412)   $(178,226)   $  44,817   $  13,595   $  71,512

Extraordinary gain.......................................            -       12,517            -           -           -

Net (loss) income available to common shareholders.......    $(325,412)   $(165,709)   $  44,817   $  13,595   $  71,512

Basic net (loss) income per common share
   (Loss) income before extraordinary gain ..............    $   (3.51)   $   (2.43)   $    0.65   $    0.20   $    1.05

   Extraordinary gain ...................................            -         0.17            -           -           -

   Net (loss) income.....................................    $   (3.51)   $   (2.26)   $    0.65   $    0.20   $    1.05

Diluted net (loss) income per common share
   (Loss) income before extraordinary gain ..............    $   (3.51)   $   (2.43)   $    0.59   $    0.20   $    1.04

   Extraordinary gain ...................................    -                 0.17            -           -           -

   Net (loss) income.....................................    $   (3.51)   $   (2.26)   $    0.59   $    0.20   $    1.04

Weighted average number of common shares outstanding
   (in thousands)........................................       92,637       73,240       68,733      68,228      67,832
Diluted weighted average number of common shares
   outstanding (in                                              92,637       73,240       78,665      68,432      68,548
   thousands)............................................
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